August 13, 2025

James E. Dentzer
President and Chief Executive Officer
Curis, Inc.
128 Spring Street, Building C     Suite 500
Lexington, MA 02421

       Re: Curis, Inc.
           Registration Statement on Form S-1
           Filed August 11, 2025
           File No. 333-289456
Dear James E. Dentzer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Caroline Dotolo, Esq.